January 14, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare & Insurance
Washington, D.C. 20549-3628
Attention: Rolf Sundwall / Kevin Vaughn

Re:	Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2017 (the “Form 10-K”)
Form 10-Q for the Quarterly Period Ended September 30, 2018 (the “Form 10-Q”)
File No. 001-33493

Dear Sirs:

Set forth below are the responses of Greenlight Capital Re, Ltd. (the “Company” or “we”) to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 21, 2018 with respect to the Form 10-K and Form 10-Q referenced above.
For your convenience, we have set forth below the Staff's comments contained in your letter referenced above followed by the Company's response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-Q, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or Form 10-Q, as applicable.
Form 10-Q for Period Ended September 30, 2018
Condensed Consolidated Financial Statements
Note 3. Investment in Related Party Investment Fund, page 16

1.
You disclose on page 17 that you concluded that you did not hold the power to direct the activities which most significantly impact the economic performance of Solasglas Investments, LP (“SILP”), and therefore consolidation was not appropriate. In light of the related party aspects evident in DME II serving as the general partner and DME Advisors serving as the investment manager, please provide us with your detailed analysis of your application of ASC 810 to this arrangement supporting your conclusion that consolidation was not appropriate.

ASC 810-10-20 defines variable interests as “investments or other interests that will absorb portions of a variable interest entity’s (“VIE”) expected losses or receive portions of the entity’s expected residual returns”. Variable interests in an entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the net assets exclusive of variable interests.

The Company first assessed which, if any, of the General Partner and GLRE Limited Partners have a variable interest through its equity interest in SILP. The interests held by each of the General Partner and GLRE Limited Partners will

United States Securities and Exchange Commission
January 14, 2019

participate in SILP’s returns and losses. Further, there are no arrangements that would limit the returns received or losses absorbed by the equity interests held by each of the General Partner and GLRE Limited Partners, and consequently the Company concluded that the General Partner and GLRE Limited Partners each have a variable interest in SILP.1

ASC 810-10-15-14 provides three characteristics of VIEs, including specific characteristics for limited partnerships. As SILP is a limited partnership that does not provide its GLRE Limited Partners with substantive kick-out or participating rights, the Company concluded that it meets the definition of a VIE.

ASC 810-10-25-38 requires that a reporting entity shall consolidate a VIE when that reporting entity has a controlling financial interest. The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE.

A reporting entity shall be determined to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (the “Power” criterion); and

b.
The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE (the “Benefits” criterion).

Only one reporting entity, if any, is expected to be identified as a VIE’s primary beneficiary, as only one reporting entity, if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

Below is the analysis the Company prepared in applying this guidance to SILP.

Power criterion
DME II serves as SILP’s general partner and has the power of appointing the investment manager. The Company does not have the power to appoint, change or replace the investment manager or the General Partner except “for cause.”

Neither of the GLRE Limited Partners can participate in the investment decisions of SILP aside from prescribing changes to its investment guidelines provided within the LPA. The Company considered the guidance provided under ASC 810-10-25-10 to ASC 810-10-25-13 and ASC 810-10-55-1, and concluded that the ability to prescribe changes to the investment guidelines does not represent a participating right and instead is protective in nature.

In our assessment of Power, we performed the following steps:

Step 1 - Consider purpose and design:

SILP’s sole purpose is to generate investment returns for its general and limited partners and its design is similar to that of traditional investment funds.

Step 2 - Identify the activities that most significantly impact the economic performance of the fund:

The activity that most significantly impacts SILP’s economic performance is making decisions regarding the investments that comprise SILP’s portfolio.

Step 3 - Identify how decisions about the significant activities are made:

1 The Company also considered whether DME Advisors held a variable interest in SILP via the management fees. The Company concluded that the management fees received by the General Partner and DME Advisors do not represent variable interests in SILP because the three criteria in ASC 810-10-55-37 are met.

United States Securities and Exchange Commission
January 14, 2019

The investment decisions are made by the investment manager, as directed by the General Partner and in accordance with the investment guidelines outlined in the LPA.

Step 4 - Identify the party or parties that make the decisions about the significant activities; consider kick-out rights, participating rights or protective rights:

The parties involved in making the decisions to conduct the investment activities of the fund are:

◦	DME II: controls all the decision-making authority over SILP.

◦	DME Advisors: conducts the daily operations of SILP via the delegation of this authority by DME II.

Since DME Advisors’ decision-making rights are dependent upon the delegation of this authority by DME II, DME Advisors does not meet the Power criterion. SILP’s limited partners have no substantive participating rights or kick-out rights.

For these reasons, the Company has concluded that DME II is the sole entity that meets the Power criterion.

Benefits criterion

The Company considered whether DME II, in addition to meeting the Power criterion, also meets the Benefits criterion. At September 30, 2018, DME II held an interest of 12.6% of SILP’s net assets. The Company considers this interest to represent an obligation to absorb losses and a right to receive benefits of SILP that could potentially be significant to SILP. Therefore, DME II meets the Benefits criterion.

In summary, DME II has both characteristics of a controlling financial interest, Power and Benefits, and is the primary beneficiary of SILP.

Related party considerations

The Company has concluded that DME II is SILP’s primary beneficiary. The Company believes that no further consideration of related parties or those under common control is required.

The Company intends to disclose DME II’s as well as its own percentage interest in SILP as of December 31, 2018 in its upcoming Form 10-K as follows:

As of December 31, 2018, the net asset value of the GLRE Limited Partners’ investment in SILP was $[XX] million, representing [XX]% of SILP’s total net assets. The remaining [XX]% of SILP’s total net assets was held by DME II.

Please do not hesitate to contact the undersigned at (345) 749-0205 or Laura Accurso at (345) 749-0206 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Tim Courtis
Tim Courtis
Chief Financial Officer